Filed pursuant to Rule 433
Registration No. 333- 249918
November 18, 2020

PRICING TERM SHEET

Issuer:	American Electric Power Company, Inc.

Transaction Date:	November 18, 2020

Settlement Date:	November 20, 2020 (T+2)

Designation:	Senior Notes, Series M, due 2023	Senior Notes, Series N, due 2025	Floating Rate Notes, Series A, due 2023

Principal Amount:	$450,000,000	$450,000,000	$600,000,000

Maturity:	November 1, 2023	November 1, 2025	November 1, 2023

Coupon:	0.75%	1.00%
Three-Month LIBOR Rate (as defined in the preliminary prospectus supplement dated November 18, 2020) (the “Preliminary Prospectus Supplement”) plus 48 basis points (0.48%) reset quarterly, subject to the provisions set forth in “Specific Terms of the Notes–Principal Amount, Maturity, Interest and Payment” in the Preliminary Prospectus Supplement

Interest Payment Dates:	May 1 and November 1	May 1 and November 1	February 1, May 1, August 1 and November 1

First Interest Payment Date:	May 1, 2021	May 1, 2021	February 1, 2021

Day Count Convention:	30/360	30/360	Actual/360

Benchmark Treasury:	0.250% due November 15, 2023	0.250% due October 31, 2025	N/A

Benchmark Treasury Yield:	0.229%	0.398%	N/A

Reoffer Spread:	T+55 basis points	T+65 basis points	N/A

Yield to Maturity:	0.779%	1.048%	N/A

Price to Public:	99.916% of the principal amount thereof	99.769% of the principal amount thereof	100.000% of the principal amount thereof

Redemption Terms:
Make-whole call:	N/A	Prior to October 1, 2025, at a discount rate of the Treasury Rate plus 10 basis points	N/A
Par call:	On or after November 20, 2021 at par	On or after October 1, 2025 at par	On or after November 20, 2021 at par

CUSIP/ISIN:	025537 AQ4/ US025537AQ41	025537 AR2/ US025537AR24	025537 AS0/ US025537AS07

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	BofA Securities, Inc. MUFG Securities Americas Inc. Scotia Capital (USA) Inc. TD Securities (USA) LLC BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC Truist Securities, Inc.

Co-Manager:	Fifth Third Securities, Inc.

Ratings*:	Baa2 (Stable) by Moody’s Investors Service, Inc. BBB+ (Stable) by S&P Global Ratings, a division of S&P Global Inc. BBB+ (Stable) by Fitch Ratings, Inc.

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting BofA Securities, Inc. toll-free at (800) 294-1322, MUFG Securities Americas Inc. toll-free at (877) 649-6848, Scotia Capital (USA) Inc. toll-free at (800) 372-3930 or TD Securities (USA) LLC toll-free at (855) 495-9846.